SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of March, 2006

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	News Release dated March 6, 2006

2.	News Release dated March 8, 2006

3.	News Release dated March 8, 2006

4.	Interim Report to Shareholders for the Three Months ended December 31, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2006

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

NEWS RELEASE
For Immediate Release
Monday, March 6, 2006
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
AINSWORTH LUMBER NAMED IN US CLASS ACTION LAWSUIT AGAINST NORTH AMERICAN OSB PRODUCERS
Vancouver, Canada — March 6, 2006 — Ainsworth Lumber Co. Ltd. (“Ainsworth”) announced today that it has been named as a defendant in several lawsuits filed in the United States District Court for the Eastern District of Pennsylvania. A number of other North American oriented strand board (“OSB”) producers have also been named as defendants in one or more of the lawsuits. Each lawsuit alleges that the named defendants violated United States antitrust laws in relation to the pricing and supply of OSB from mid-2002 to the present.
Each of the named plaintiffs in the lawsuits seeks to have the case certified as a class action, with the named plaintiffs serving as the representative of a class of persons and entities that purchased OSB in the United States between mid-2002 and the present.
Ainsworth believes that the allegations against it are entirely without merit and will conduct itself accordingly.

For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, BC V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

NEWS RELEASE – Wednesday, March 8, 2006
2005 4th Quarter and Annual Results
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH LUMBER CO. LTD. CONFERENCE CALL NOTIFICATION
VANCOUVER, March 8th – Ainsworth invites investors and media to listen-in to its fourth quarter conference call with financial analysts. Ainsworth’s CFO, Robert Allen, and General Manger, Bruce Rose, will discuss the company’s fourth quarter and annual results, which will be released at the end of the working day today, March 8th, 2006.
The conference call will take place on Friday, March 10th, 2006 at 8:30 a.m. PST (11:30 am EST).
The dial-in phone number is 1-800-774-7358, Reservation #21285393. To access the post-view line, dial 1-800-558-5253, or 1-416-626-4100, Reservation #21285393. This recording will be available until March 17, 2006.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

NEWS RELEASE
For Immediate Release
March 8, 2006
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
AINSWORTH REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER OF 2005

	Three months ended		Twelve months ended
Unaudited	December 31		December 31
($ millions, except per share data)	2005	2004	2005	2004

Sales	302.1	253.0	1,248.2	909.9
Operating earnings	45.0	27.5	257.6	326.0
Foreign exchange gain (loss) on long-term debt	(0.2)	46.1	28.3	73.8
Net Income	19.9	52.4	153.2	175.1
Earnings: $ per share	1.36	3.57	10.45	11.98
EBITDA (1)	69.4	55.5	363.7	377.3
Cash provided by operating activities (2)	30.3	58.1	161.8	364.4

(1)	EBITDA, a non-GAAP financial measure, represents operating earnings before amortization of capital assets plus other income.

(2)	Cash provided by operating activities after changes in non-cash working capital.
Vancouver, British Columbia – Ainsworth Lumber Co. Ltd. (TSX: ANS) today reported its financial results for the quarter ended December 31, 2005.
North American OSB markets concluded the year on a solid pricing note with the benchmark North Central OSB price at U.S.$310 per msf (7/16” basis). For the fourth quarter, the average North Central OSB price was U.S.$317 per msf, 20% above the prices realized in the fourth quarter of 2004. For the year, OSB prices averaged U.S.$320 per msf compared to U.S.$369 per msf for 2004. The Company’s average selling price of OSB during the year was 10.2% lower than in 2004, while the volume of OSB shipped in 2005 increased by 58.5%.
The company generated net income of $19.9 million, or $1.36 per share, for the fourth quarter of 2005, compared to $52.4 million, or $3.57 per share, for the same period in 2004. The comparative decline is a result of the variation of the unrealized foreign exchange gain (loss) on long term debt, which was a loss of $0.2 million in the fourth quarter of 2005 compared to a gain of $46.1 million in 2004. Backed by higher prices, fourth quarter sales of $302.1 million were $49.1 million or 19.4% higher than the fourth quarter sales in 2004. Operating earnings for the quarter were $45.0 million compared to $27.5 million for the same period in 2004.
EBITDA, defined as operating earnings before amortization of capital assets plus other income, was $69.4 million in the fourth quarter compared to $55.5 million in the same period last year.
Due to higher log inventories, cash provided by operating activities (after changes in non-cash working capital) declined by $27.8 million from $58.1 million in the fourth quarter of 2004 to $30.3 million recorded in the fourth quarter of 2005.

Ainsworth produced 3.2 billion sq. ft. of OSB (3/8” basis) during the past year. This was a 65% increase from the 2004 production level of 2.0 billion sq. ft. Embedded in the overall production increase are panel production records at our Grande Prairie and Savona mills, as well as at three of the four OSB mills acquired in 2004.
Operating earnings in 2005 of $257.6 million were $68.4 million lower than 2004. The decrease was caused by lower OSB margins combined with an additional $50.1 million in amortization of capital assets, as the 2004 acquired assets were amortized for a full year in 2005. Finance expense of $71.3 million was significantly reduced from the 2004 level of $150.2 million. The 2004 finance expense incorporated a one time financing charge of $106.2 million associated with the March 2004 refinancing. Interest expense of $64.9 million in 2005 was up $24.2 million over 2004 and reflects the higher overall debt level in 2005. For the twelve months ended December 31, 2005 net income was $153.2 million or $10.45 per share compared to $175.1 million or $11.98 per share for the same period of 2004.
For the year, EBITDA was $363.7 million on sales of $1.25 billion, compared to $377.3 million on sales of $909.9 million in 2004. Cash provided by operating activities (after changes in non-cash working capital) totalled $161.8 million in 2005 compared to $364.4 million in the prior year. The decrease in cash provided by operations primarily reflects reduced margins, payment of taxes and build up of log inventories at all of our locations.
At December 31, 2005 Ainsworth had a cash balance of $209.2 million (excluding restricted cash) compared to $206.1 million at December 31, 2004.
“As we move forward into 2006, it appears that the OSB market fundamentals will remain favourable. Demand for OSB remains strong, driven by the continued high activity level of homebuilding and home renovation. Since relatively little new OSB supply is expected to come on line during the year, we believe that Ainsworth is well positioned to benefit from these market dynamics.” said Brian Ainsworth, Chairman and Chief Executive Officer.
The company will hold a conference call at 8:30 A.M. PST (11:30 A.M. EST) on Friday, March 10, 2006 to discuss the company’s fourth quarter and annual results. The dial-in phone number is 1-800-774-7358, Reservation #21285393. To access the post-view line, dial 1-800-558-5253 or 1-416-626-4100, Reservation #21285393. This recording will be available until March 17, 2006.

Forward-looking statements in this news release relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating cots, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2005

LETTER TO SHAREHOLDERS
Dear fellow shareholders:
The past year represents another strong performance at Ainsworth. In 2005, OSB and specialty plywood shipments totaled 3.2 billion square feet (3/8” basis), up substantially from 2.0 billion square feet in 2004. The increased volumes in combination with another year of good OSB prices pushed Ainsworth’s sales revenue to a new high of $1.25 billion. In addition, many production and safety records were accomplished at a number of our facilities.
During the fourth quarter the company reported quarterly operating earnings of $45.0 million compared to $26.1 million in the third quarter of 2005 and $27.5 million in the fourth quarter of 2004. Shipments of OSB and specialty plywood totaled 820 million square feet (mmsf-3/8”) in the most recent quarter, compared to 840 mmsf in the third quarter of 2005 and 810 mmsf in the same period of 2004.
Net income for the year was $153.2 million or $10.45 per common share. Annual operating earnings were $257.6 million and EBITDA closed the year at $363.7 million. The strong performance for the year allowed us to maintain our high degree of liquidity and at year end we had a cash balance of $248.2 million (including restricted cash of $39.0 million).
Like all North American OSB producers, we are confronted by higher resin and fibre costs. These costs have escalated approximately 21% since 2004, and approximately 5% since the third quarter of 2005. Total costs of products sold in the fourth quarter were $35.5 million or 19.0% higher than the same period in the prior year. We mitigated these cost pressures by improving operating performance and increasing the value added component of our sales mix.
The expansion project at our Grande Prairie facility is now well underway. We made considerable progress on this development in the fourth quarter, and delivery of major equipment will begin within the next few months. We are planning to have the project completed and in production early in the second quarter of 2007. The continuous press technology which will be employed in this new production line will allow us to produce a number of structural engineered wood products, including oriented strand lumber.
As we move forward into 2006, it appears that the OSB market fundamentals will remain favourable. Demand for OSB remains strong, driven by the continued high activity level of homebuilding and home renovation. Since relatively little new OSB supply is expected to come on line during the year, we believe that Ainsworth is well positioned to benefit from these market dynamics in 2006.
On behalf of the Board of Directors of
Ainsworth Lumber Co. Ltd.
Brian E. Ainsworth
Chairman and Chief Executive Officer
March 8, 2006

Forward-looking statements in this interim report to shareholders relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This management’s discussion and analysis is presented as at March 8, 2006. Financial references are in Canadian dollars unless otherwise indicated. Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com.
Certain non-GAAP measures have been used in this management discussion and analysis. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-GAAP measure is defined under “Definitions”. A quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is provided in the same section.
2005 Overview
Ainsworth is a leading manufacturer of engineered wood products, including oriented strand board (“OSB”), and specialty overlaid plywood. The Company is the fourth largest manufacturer of OSB in North America with three OSB manufacturing facilities in Canada and a 50% ownership interest in a fourth Canadian OSB facility, located in High Level, Alberta. The Company owns and operates three OSB manufacturing facilities located in northern Minnesota. In addition to our OSB operations, Ainsworth is also one of the two largest manufacturers of specialty overlaid concrete-form plywood products in North America.
Ainsworth’s business is focused primarily on the wood panels sector. Our strategy within this sector is to increase revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood. These products command premium pricing, particularly during cyclical lows for commodity products, which enhances our profitability.
In 2005 the Company commenced construction of a second production line at our Grande Prairie facility. The new line will enable the Company to produce oriented strand lumber (“OSL”) and allow increasing focus on the expanding engineered lumber business.
With the inclusion of additional production from the Barwick and Minnesota assets acquired in 2004, Ainsworth produced 3.2 billion sq. ft. of OSB (3/8” basis) during the past year. This was a 65% increase from the 2004 production level of 2.0 billion sq. ft. Embedded in the overall production are panel production records at three of the four OSB mills acquired in 2004, as well as records at our Grande Prairie and Savona mills.
Ainsworth surpassed the billion dollar revenue plateau for the first time in 2005. Sales reached $1.25 billion, up 37.2% from 2004 sales of $909.9 million.
Strong operating results in combination with good OSB markets increased the financial strength of the company. Net debt of $650.3 million as of December 31, 2005 ($859.5 million of debt less $209.2 million of cash and cash equivalents) decreased from $710.8 million as at December 31, 2004 ($916.9 million of debt less $206.1 million of cash and cash equivalents).
The Company’s strengthening balance sheet provides the financial flexibility to respond to strategic growth opportunities as they arise. In 2005, these opportunities consisted of the commencement of the Grande Prairie facility expansion project, the acquisition of Chatham Forest Products Inc., and the bids for large timber licenses in British Columbia.

Review of Operating Results
In 2005, the Company built on its prior investments by developing efficiencies, increasing production and maximizing output. This resulted in a number of significant achievements over the course of the year.
On January 8, Barwick reached its millionth press load. Soon after, on February 27, Grande Prairie set a single shift record, and at the end of the year on December 13, Savona achieved a new single day record for overlaid plywood production.
During 2005, the Minnesota mills acquired in September of 2004, contributed a full year’s production to the Company’s operations. Despite two maintenance shutdowns, Bemidji realized record production levels of 551 mmsf (3/8” basis) compared to 539 mmsf the previous year. Grand Rapids also had a record breaking year with production finishing at 387 mmsf (3/8” basis).
In Canada, Barwick set new records for daily, weekly, monthly and annual production, and Grande Prairie and Savona set their own marks for both production and shipments.
During the fourth quarter, Ainsworth’s Bemidji OSB operations took 16.5 days of scheduled maintenance downtime, curtailing approximately 25.6 million feet (3/8” basis) of production.
Review of Financial Results
The strong operating activities translated into healthy financial results for the Company.
Financial Summary

	2005	Q4-05	Q3-05	Q2-05	Q1-05	2004	Q4-04	Q3-04	Q2-04	Q1-04	2003

(in millions, except per share data, unless otherwise noted)
Sales and earnings
Sales	1,248.2	302.1	270.7	329.9	345.6	909.9	253.0	225.2	241.1	190.6	543.0
Operating earnings	257.6	45.1	26.1	77.6	108.8	326.0	27.5	87.4	120.1	91.0	155.3
EBITDA(1)	363.7	69.4	55.9	104.9	133.5	377.3	55.5	84.4	133.0	104.4	201.5
Foreign exchange gain (loss) on long-term debt	28.3	(0.2)	47.0	(12.6)	(5.9)	73.8	46.1	33.5	(0.1)	(5.7)	76.9
Net income (loss)	153.1	19.9	46.8	31.3	55.1	175.1	52.4	71.1	71.4	(19.8)	123.7
Earnings (loss) per share	10.50	1.36	3.19	2.14	3.76	11.98	3.58	4.85	4.87	(1.36)	8.49

Balance sheet
Total assets	1,513.0	1,513.0	1,499.8	1,505.7	1,509.1	1,432.7	1,432.7	1,424.2	776.1	514.5	627.7
Total debt	859.5	859.5	858.9	905.6	923.1	916.9	916.9	962.2	417.7	281.3	352.2
Common shares(2)	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8
Retained earnings	417.7	417.7	397.3	350.5	333.9	278.7	278.7	216.0	169.9	98.8	118.6
Cash dividends declared:
$ per share	1.0	—	—	1.0	—	1.0	—	1.0	—	—	—

Cash provided by operating activities	161.8	30.3	43.3	73.1	15.1	364.4	58.3	111.7	149.4	45.0	133.6

Key statistics
OSB shipments (mmsf 3/8”)	3,229.3	782.2	804.0	837.5	805.6	2,037.1	778.4	503.7	393.4	361.6	1,341.5
Average OSB price ($/msf)	352.5	349.6	303.0	361.4	395.4	392.5	292.5	397.1	527.2	454.2	334.7

(1)	EBITDA, a non-GAAP financial measure, represents operating earnings before amortization and write-down of capital assets, plus other income (expense).

(2)	At March 8, 2006, the Company had 14,649,140 issued common shares.

Despite a significant increase in OSB sales volume in the year, EBITDA decreased by $13.6 million from 2004 due to a reduction in OSB prices, increases in production costs and the negative impact of a strengthening Canadian dollar. The EBITDA variance is summarized in the table below:
EBITDA Variance

	Q4-05	Q4-05	2005
	vs.	vs.	vs.
	Q3-05	Q4-04	2004

(in millions)
EBITDA — current period	$69.4	$69.4	$363.7
EBITDA — comparative period	55.9	55.5	377.3

Variance	$13.5	$13.9	$(13.6)

Realized sales prices (1)	37.3	44.1	(133.3)
Volume variance (2)	(1.7)	(0.5)	235.4
Production cost variance(3)	(15.3)	(29.9)	(121.4)
Other (4)	(6.8)	0.3	5.8

	$13.5	$13.9	$(13.6)

(1)	Represents the change in realized pricing across all products due to fluctuations in market prices.

(2)	Represents the margin impact of shipment volume changes across all products as the Company operated at higher production capacity in 2005 (including the Minnesota and Barwick facilities for the full year).

(3)	Represents the change in cost of inputs across all products due to rising energy and wood fibre prices.

(4)	Represents all other variances, including selling and administrative costs, other income (expense), and the impact of foreign exchange on working capital.
Segmented Information
Our geographic distribution of sales was as follows:

	2005	2004	2003

(in millions)
Canada	$81.6	$106.8	$94.3
United States	1,135.3	764.0	410.2
Europe	10.4	9.6	8.1
Asia	20.9	29.5	30.4

Total	$1,248.2	$909.9	$543.0
Capital assets attributed to countries based on location are as follows:

	2005	2004

(in millions)
Canada	$437.8	$433.4
United States	438.1	492.8

Total	$875.9	$926.2

Net Income
Net income for the year ended December 31, 2005 was $153.2 million compared to $175.1 million in 2004. The decline in net income was attributable to reduced margins, an increase in amortization of capital assets and a more modest foreign exchange gain on long-term debt, partly offset by a reduction in finance expense. Net income for the fourth quarter of 2005 at $19.9 million was $32.5 million lower than the net income in the comparative 2004 quarter. The decline is mainly attributable to a large foreign exchange gain on long-term debt recorded in the fourth quarter of 2004 and partly offset by lower margins driven by weaker pricing in the fourth quarter of 2004 compared to 2005.
Sales
North American OSB markets concluded the year with the benchmark North Central OSB price at U.S.$310 per msf (7/16” basis). For the fourth quarter, the average North Central OSB price was $317 per msf, 20% above the prices realized in the fourth quarter of 2004. For the year, OSB prices averaged $320 per msf compared to $369 per msf for 2004.
The Company’s average selling price of OSB during the year was $352.5, 10.2% lower than in 2004, while the volume of OSB shipped in 2005 increased by 58.5%.
Company average OSB prices for the Year Ended December 31
(in Canadian dollars per msf 3/8”)
Total sales increased by $338.3 million or 37.2% compared to 2004. OSB sales, at $1,138.3 million, increased by 42.4% from 2004, and accounted for 91.2% of total sales. The increase in OSB sales is a reflection of a 1,192 msf (3/8” basis) increase in OSB shipment volumes over 2004 as a result of a full year of operations for the Barwick and Minnesota mills, combined with record production volumes achieved in several mills. This increase in sales was partly offset by reduced OSB prices.
Sales of specialty overlaid plywood and other products were steady at $109.9 million compared to $110.6 million in 2004. Plywood prices fell 3.2% from the prior year, which was partially offset by a 2.5% increase in shipment volumes.

Total Sales for the Year Ended December 31
(in millions of Canadian dollars)
On a quarterly comparative basis there was no significant change in shipping volumes. Shipping volumes for OSB in the fourth quarter of 2005 were 782.2 msf (3/8” basis) compared to 804.0 msf in the third quarter and 778.4 msf in the fourth quarter of 2004. However, the Company average selling price for OSB was 19.5% higher in the fourth quarter of 2005 compared to the fourth quarter of 2004.
Costs of Products Sold (Exclusive of Amortization)
With rising energy prices (and their impact on resin and transportation costs), and the tightening of the North American fibre market, Ainsworth, like other forest products companies, was faced with production cost challenges. The Company responded by implementing productivity improvements and by continuing to shift its product mix towards higher margin value added products.
Higher shipment volumes and higher unit costs for wood fibre and resin led to an increase in the cost of products sold for the year to $855.9 million. This represents an increase of $357.7 million, or 71.8%, over the 2004 costs of products sold of $498.2 million. Of the total increase, $355.5 million related to increases in OSB cost of sales. Although the majority of this increase is due to increased production, the per unit cost of OSB shipped in 2005 increased by 19.2% compared to 2004.
The 2005 fourth quarter costs of sales were $221.6 million. This was a 19.0% increase over the 2004 fourth quarter costs of sales of $186.2 million and a 5.2% increase over the third quarter of 2005 total of $210.6 million. The increase in costs in the fourth quarter over the comparative quarter in 2004 consisted of a $39.9 million increase in OSB costs, and a $4.4 million decline in plywood and veneer costs. The change is attributable to a 25.6% increase in OSB per unit costs, partly offset by a reduction in plywood and veneer per unit costs, whereas the increase over the third quarter of 2005 is primarily due to the $8.5 million repair and maintenance work done in Bemidji during the mill’s October shutdown.
The cost per unit of specialty overlaid plywood and other products remained constant compared to 2004.
Selling and Administration
Despite the increase in selling and administrative activities associated with the 2004 acquisitions, selling and administration expense of $30.8 million in 2005 was consistent with the prior year expense of $31.0 million.

Amortization of Capital Assets
Amortization of capital assets was $103.9 million in 2005, representing an increase of $50.0 million, or 92.9%, from 2004. The increase in amortization is due to the inclusion of full year amortization related to the capital assets associated with the Barwick and Minnesota OSB facilities acquired in May and September of 2004.
Finance Expense
Finance expense was $71.3 million in 2005 compared to $150.2 million in 2004, a $78.9 million or 52.5 % decline from the 2004 fiscal year. The significant decline is mainly attributable to a $106.2 million one time charge in 2004 associated with the March 2004 debt refinancing. This decline is partly offset by a $24.2 million increase in interest expense as a result of an increase in the average outstanding indebtedness due to the issuance of notes in March, May and September of 2004.
During 2005, the Company repaid U.S.$24.5 million of its senior debt. In addition, the Company recorded a $28.3 million unrealized foreign exchange gain, compared to an unrealized gain of $73.8 million in 2004. The smaller gain in 2005 reflects the reduced appreciation of the Canadian dollar relative to the U.S. dollar during 2005 as compared to 2004.
Other Income (Expense)
In 2005, other income was $2.2 million, compared to an expense of $3.4 million in 2004. The increase is attributable to increases in interest income, income receipts from various partnership investments, and other sundry items.
Income Taxes
Income tax expense in fiscal 2005 was $63.7 million compared to $71.2 million in 2004, a 10.5% decline. This decline is mainly attributable to a decline in income before income taxes of 12.0%.
Liquidity and Capital Resources

	2005	2004	2003

(in millions)
Cash provided by operating activities	161.8	364.4	133.6
Cash provided by operating activities excluding the effects of change in non-cash working capital (1)	299.5	283.6	146.3
Operating working capital (2)	88.0	47.7	35.6
Total working capital (3)	346.2	220.7	259.4
Net debt(4)	650.3	710.8	158.4
Additions to capital assets	57.3	18.0	8.2

(1)	Cash provided by operating activities excluding the effects of change in non-cash working capital is cash provided by operating activities less change in non-cash working capital.

(2)	Operating working capital includes accounts receivable and inventory less accounts payable and accrued liabilities.

(3)	Total working capital is current assets (excluding restricted cash) less current liabilities (excluding current portion of future income taxes).

(4)	Net debt is short- and long-term interest-bearing debt minus cash and cash equivalents (excluding restricted cash pledged as collateral on letters of credit).

The positive cash flow from operations, in combination with the inclusion of our 2004 acquisitions for a full year, increased cash provided by operations excluding the effects of changes in non-cash working capital items to $300.0 million in 2005, from $283.6 million in 2004. Total working capital, consisting of cash, accounts receivable, prepaid assets plus inventory less accounts payable and accrued liabilities, as at December 31, 2005 was $346.2 million compared to $220.7 million at December 31, 2004. The majority of the increase was due to an increase in income tax receivable and an increase in non-cash working capital is a result of maintaining higher than normal log inventories at all locations in addition to an increase in our timber deposits at our Minnesota operations. Combined, these three factors generated a negative change in non-cash working capital for the year of $137.7 million. Cash from operations including changes in non-cash working capital in 2005 was $161.8 million, down from the $364.4 million in 2004. Cash flow from operations in the fourth quarter of 2005 was $30.3 million, compared to $43.3 million in the third quarter of 2005, and $58.1 million in the fourth quarter of 2004.
In 2005 net cash used in investing activities was $113.1 million compared $856.1 million in 2004. The decrease is a reflection on the reduced merger and acquisition activity in 2005. During the year, the Company acquired Chatham Forest Products Inc. ($9.1 million), while in 2004 the Company purchased Voyageur Panel Limited ($284.6 million) and acquired the Potlatch OSB assets ($584.8 million). In the fourth quarter of 2005 net cash used in investing activities was $33.2 million, compared to $5.4 million in the fourth quarter of 2004. The change is due to an increase in the restricted cash balance and increased capital spending in 2005.
Capital expenditures in 2005 were $57.3 million compared to $18.0 million in 2004. The increase reflects the additional spending attributable to the construction of our new line at Grande Prairie, Alberta. The remainder of our capital expenditures centered around several small-scale maintenance of business and profit improvement projects.
Cash used in financing activities totaled $45.6 million in 2005 compared to cash provided by financing activities of $503.6 million in 2004. The large inflow of cash in 2004 reflected the debt issued to acquire Voyageur Panel Limited and the Potlatch OSB assets less a combined redemption of the 13.875% and the 12.5% Notes in March 2004. During 2005, the Company repurchased and retired U.S.$21.5 million of the outstanding floating rate notes, U.S.$2.0 million of the 13.875% notes and U.S.$1.0 million of the 12.5% notes. The Company’s next debt maturity is its U.S.$1.4 million 12.5% notes due July 15, 2007. The U.S.$749.9 million long term debt outstanding at year end has an average term of 7 years.
Through the combination of debt redemption and strong cash generation from operations, Ainsworth’s net debt decreased from $710.8 million as at December 31, 2004 down to $650.3 million as at December 31, 2005. Net debt includes debt of $859.5 million ($916.9 million in 2004) less cash and cash equivalents of $209.2 million ($206.1 million in 2004).
During 2005, the company negotiated a $100.0 million revolving credit facility, providing an additional $50.0 million in available credit compared to 2004. This facility is in place to support short-term liquidity requirements as necessary and was not utilized as at December 31, 2005.
Related Party Transactions
During the year, the Company paid $120,000 to a company owned by officers of the Company for rental charges relating to mobile equipment. The transaction was conducted on normal commercial terms and rates.
Off-Balance Sheet Arrangements
We do not have any significant off-balance sheet arrangements other than letters of credit in the amount of $39.0 million at December 31, 2005, for which cash has been pledged as collateral.

Contractual Obligations
The following table summarizes the timing of payments for which we have contractual obligations as of December 31, 2005. Payments of senior unsecured notes include interest and principal repayments at the time of maturity.

	Payments due by Period
		Less than	2-3	4-5	After 5
(in thousands)	Total	1 year	years	years	years

6.75% Senior Unsecured Notes	503,291	25,121	50,242	50,242	377,687
7.25% Senior Unsecured Notes	476,355	23,187	46,375	46,375	360,419
Floating Rate Senior Unsecured Notes (1)	244,823	13,875	27,749	203,199	—
12.50% Senior Unsecured Notes	1,873	196	1,677	—	—
Operating Lease Obligations	11,316	3,793	4,748	2,775	—

Purchase commitments	158,374	158,374	—	—	—

(1)	Interest is calculated at the year-end rate of 7.77%.
Other Business Activities
On October 24, 2005, the Company commenced a normal course issuer bid whereby it may purchase up to 732,457 common shares, representing 5% of the Company’s 14,649,140 current issued and outstanding common shares. The issuer bid will end on October 23, 2006 or on such earlier date that the Company completes its purchases. As of February 23, 2006, no shares have been repurchased.
The Company has entered into additional volume supply agreements to harvest approximately 10.51 million m3 of timber at commercial terms over a period of twenty years.
On September 28, 2005, the Company filed a notice of claim against Potlatch Corporation (“Potlatch”) for the reimbursement of repair and related costs at the three Minnesota OSB mills purchased from Potlatch on September 22, 2004. The basis of the claim is that certain of the equipment and buildings were not in the condition and state of repair warranted by Potlatch at the time of purchase. The proceeds from the claim, if any, will be recorded when the terms of the settlement are certain.
Subsequent Event
Subsequent to year end the company received the required consents from the holders of its US$210,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014, , and of its US$110,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014 to amend the indentures governing the Notes. The amendments conform the limitation on liens covenant in the indentures relating to the Notes with the covenant in the indenture relating to the Company’s 7 1/4% Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010.

Outlook
In 2006, with North American housing starts forecasted to remain close to 2.0 million we expect demand for OSB to remain strong. Though there have been several capacity announcements by the industry, we don’t feel that there will be any significant additional capacity coming on stream until 2007. We are comfortable that any 2006 additional capacities will be met by the current growing OSB demand.
With the assimilation of our acquisitions now behind us and with continued production improvements, we believe 2006 will be another good year for Ainsworth. During the year we will continue to invest in our business to maintain our assets and ensure we remain competitive. Our most significant investment in 2006 will be the 600 million square feet expansion in capacity currently underway at our Grande Prairie Alberta mill. We have budgeted approximately $170 million of spending on this project in 2006. When complete in early 2007, this facility will have a productive capacity of 1.3 billion square feet and will be the largest and potentially the lowest cost facility in the world.
Significant Accounting Estimates and Judgments
Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements.
Valuation of Inventory. We closely monitor conditions that could impact valuation of inventories or otherwise impair our assets. Inventories of logs, OSB, specialty plywood, veneer and lumber products are valued at the lower of average cost and net realizable value. We base our estimate of market value on sales orders that exist at balance sheet reporting dates. Prices fluctuate over time and it is probable that market values at the time of eventual sale will differ from our estimates.
Loss contingencies. Our estimates of loss contingencies for legal proceedings and product warranty claims are based on various judgments and assumptions regarding the potential resolution or disposition of the underlying claims and associated costs.
Valuation of Long-Lived Assets. On an annual basis, we review the long-lived assets held and used by us (primarily property, plant, and equipment, construction in progress and timber and logging roads) for impairment. Assessing the valuation of the affected assets requires us to make judgments, assumptions and estimates. In general, write-downs for impairment are recognized when the book values exceed our estimate of the undiscounted future net cash flows associated with the affected assets. We reviewed the carrying value of our other capital assets, including construction in progress, at September 30, 2005, and believe that our reported values are reasonable based on the current circumstances.
Amortization. Amortization of property, plant and equipment is principally based on the units of production method where the cost of equipment is amortized over the estimated units that will be produced during a conservative estimate of its useful life.
Goodwill. Goodwill and other intangible assets that are deemed to have an indefinite life are tested for impairment on an annual basis, and otherwise when indicators of impairment are determined to exist, by applying a fair value based test. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgments at many points during the analysis. In testing for potential impairment, the estimated fair value of the reporting unit, as determined based upon cash flow forecasts, is compared to the book value of the reporting unit. The key assumptions in estimating these cash flows include future production volumes and pricing of commodity products and future estimates of expenses to be incurred. Our assumptions regarding pricing are based upon the average pricing over the commodity cycle due to the inherent volatility of commodity product pricing. These prices are estimated from information gathered from industry research firms, research reports published by investment analysts and other published forecasts. Our estimates of expenses are based upon our long- range internal planning models and our expectation that we will continue to reduce product costs to offset inflationary impacts. Due to the numerous variables associated with our judgments and assumptions relating to the valuation of assets in these circumstances, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates of the related impairment charges, if any, are subject to substantial uncertainties and, as additional information becomes known, we may change our estimates significantly. We did not record an impairment of goodwill in 2005; however, the value of goodwill was reduced on the final settlement of the conditional purchase option of Voyageur Panel Ltd.
Pension Plans. Most of our Canadian employees and U.S. employees participate in defined benefit pension plans sponsored by the company. We account for the consequences of our sponsorship of these plans in accordance with accounting principles generally accepted in Canada and the U.S., which require us to make actuarial assumptions that are used to calculate the related assets, liabilities and expenses recorded in our financial statements. While we believe we have a reasonable basis for these assumptions, which include assumptions regarding long-term rates of return on plan assets, life expectancies, rates of increase in salary levels, rates at which future values should be discounted to determine present values and other matters, the amounts of our pension related assets, liabilities and expenses recorded in our financial statements would differ if we used other assumptions. See further discussion related to pension plans in Note 20 of the consolidated financial statements included elsewhere in this annual report.
Future Income Tax Assets. We record future income tax assets including the potential tax benefit of operating loss carry-forwards and future income tax liabilities. The amounts that we record for these assets and liabilities are based upon various judgments, assumptions and estimates, including judgments regarding the tax rates that will be applicable to the future income tax amounts, the likelihood that we will generate sufficient taxable income or gain to utilize future income tax assets. Due to the numerous variables associated with our judgments, assumptions and estimates relating to the valuation of our future income tax assets and liabilities, and the effects of changes in circumstances affecting these valuations, both the precision and reliability of the resulting estimates are subject to uncertainties and, as additional information becomes known, we may change our estimates.
U.S. GAAP Reconciliation
Our consolidated financial statements have been prepared in accordance with Canadian GAAP. To the extent applicable to our consolidated financial statements, Canadian GAAP conforms in all material respects with U.S. GAAP, except as described in Note 26 to our consolidated financial statements included elsewhere in this annual report.
Definitions
The following non-GAAP measures have been used in this MD&A as we believe that, in addition to net income (loss), these measures provide investors with a basis to evaluate our operating performance, ability to incur and service debt, and to fund capital expenditures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-GAAP measure is defined below. Where appropriate, a quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is provided.

EBITDA, a non-GAAP financial measure, represents operating earnings before amortization and write-down of capital assets, plus interest and other income.

	2005	2004	2003

Net Income	153.2	175.1	123.6
Add:
Depreciation and amortization	103.9	54.6	46.7
Finance expense	71.3	150.2	56.1
Income tax expense	63.7	71.2	52.0
Foreign exchange gain	(28.3)	(73.8)	(76.9)

EBITDA	363.8	377.3	201.5

Net debt is short- and long-term interest-bearing debt minus cash and cash equivalents.

	2005	2004	2003

(in millions)
Long-term debt	859.5	916.6	352.2
Current portion of long-term debt	—	0.3	0.3
Cash and cash equivalents	(209.2)	(206.1)	(194.1)

Net debt	650.3	710.8	158.4

Cash provided by operating activities excluding the effects of change in non-cash working capital is cash provided by operating activities less the change in non-cash working capital.

	2005	2004	2003

Cash provided by operating activities	161.8	364.4	133.6
Change in non-cash working capital	137.7	(80.8)	12.7

Cash provided by operating activities excluding the effects of change in non-cash working capital	299.5	283.6	146.3

Operating working capital includes accounts receivable and inventory less accounts payable and accrued liabilities.

	2005	2004	2003

(in millions)
Accounts receivable	61.8	55.0	30.2
Inventory	108.5	87.6	53.2
Accounts payable	(82.3)	(94.9)	(47.8)

Operating working capital	88.0	47.7	35.6

Total working capital is current assets (excluding restricted cash) less current liabilities (excluding current portion of future income taxes).

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheet
(In thousands of dollars)

	December 31	December 31
	2005	2004
	Unaudited	Unaudited
ASSETS
Current Assets
Cash and cash equivalents	$209,201	$206,063
Accounts receivable	61,579	55,034
Inventories	108,530	87,582
Income taxes receivable	28,409	—
Prepaid expenses	14,762	8,349
Restricted cash (Note 7)	39,016	6,561
Timber licence deposits (Note 3)	5,998	—

	467,495	363,589
Capital Assets	875,896	926,204
Intangible Assets (Note 2)	14,209	—
Other Assets	52,432	39,346
Goodwill	102,970	103,516

	$1,513,002	$1,432,655

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$30,348	$42,973
Accrued liabilities	51,979	51,851
Income taxes payable	—	41,181
Current portion of future income taxes	31,362	—
Current portion of long-term debt	—	274

	113,689	136,279
Reforestation Obligation	4,348	4,470
Long-term Debt (Note 6)	859,540	916,625
Future Income Taxes	120,256	74,949

	1,097,833	1,132,323

Commitments (Note 8)
Contingencies (Note 9)

SHAREHOLDERS’ EQUITY
Capital stock	55,827	55,827
Cumulative translation adjustment	(58,343)	(34,237)
Retained earnings	417,685	278,742

	415,169	300,332

	$1,513,002	$1,432,655

     The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

Approved by the Board:

/s/ Catherine Ainsworth	/s/ Allen Ainsworth

Catherine Ainsworth	Allen Ainsworth
DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Operations and Retained Earnings
(In thousands of dollars, except per share data)

	Three months ended December 31		Year ended December 31
	2005	2004	2005	2004

Sales	$302,064	$252,965	$1,248,231	$909,922

Costs and Expenses
Costs of products sold	221,656	186,189	855,949	498,246
Selling and administration	9,412	15,138	30,777	31,014
Amortization of capital assets	25,947	23,380	103,907	53,852
Write-down of capital assets	—	793	—	793

	257,015	225,500	990,633	583,905

Operating Earnings	45,049	27,465	257,598	326,017

Finance Expense
Interest charges	15,732	16,266	64,914	40,723
Amortization of finance charges	1,217	679	4,888	3,234
Loss on repurchase of long-term debt	—	—	1,485	106,198

	16,949	16,945	71,287	150,155

Other Income (Expense)	(1,565)	3,891	2,197	(3,351)
Foreign Exchange Gain (Loss) on Long-term Debt	(225)	46,149	28,313	73,815

Income Before Income Taxes	26,310	60,560	216,821	246,326
Income Tax Expense	6,368	8,166	63,667	71,244

Net Income	19,942	52,394	153,154	175,082
Retained Earnings, Beginning of Period	397,305	226,348	278,742	118,563
Refundable Tax Recovery	438	—	438	—
Dividends Paid (Note 4)	—	—	(14,649)	(14,660)
Repurchase of Capital Stock	—	—	—	(243)

Retained Earnings, End of Period	$417,685	$278,742	$417,685	$278,742

Basic and diluted earnings per share	$1.36	$3.57	$10.45	$11.98

     The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
(In thousands of dollars) Unaudited

	Three months ended December 31		Year ended December 31
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$19,942	$52,394	$153,154	$175,082
Amounts not requiring an outlay of cash
Amortization of capital assets	25,947	23,380	103,907	53,852
Amortization of prepaid financing costs	824	283	3,329	1,869
Amortization of debt discount	391	392	1,549	1,108
Amortization of consent and commitment fees	2	4	10	257
Foreign exchange (gain) loss on long-term debt	225	(46,149)	(28,313)	(73,815)
Loss on repurchase of long-term debt	—	—	1,485	106,198
Loss on disposal of capital assets	256	—	245	25
Change in non-current reforestation obligation	(105)	103	(122)	(332)
Future income taxes	(1,260)	14,064	71,600	(14,353)
Non-cash stock-based compensation	—	—	—	2,640
Write-down of capital assets	—	793	—	793
Adjustment to accrued pension benefit asset	(7,278)	215	(7,278)	215
Utilization of investment tax credit	—	30,060	—	30,060
Change in non-cash operating working capital	(8,634)	(17,445)	(137,718)	80,829

Cash provided by operating activities	30,310	58,094	161,848	364,428

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in capital lease obligations	(76)	(92)	(274)	(275)
Repurchase of long-term debt	(5)	—	(31,067)	(451,305)
Dividends paid	—	—	(14,649)	(14,660)
Refundable tax recovery	438	—	438	—
Proceeds from issue of long-term debt	—	—	—	996,387
Financing costs	—	(1,149)	—	(26,214)
Repurchase of capital stock	—	—	—	(284)

Cash (used in) provided by financing activities	357	(1,241)	(45,552)	503,649

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in restricted cash	(39,016)	(6,561)	(32,455)	(6,561)
Additions to capital assets	(25,058)	(8,667)	(57,275)	(17,987)
Decrease (increase) in other assets	1,037	1,550	(9,883)	(1,555)
Proceeds on disposal of capital assets	16	—	27	40
Investment in Chatham Forest Product, Inc. (Note 2)	(405)	—	(7,546)	—
Timber licence deposits	30,251	—	(5,998)	—
Investment in Minnesota OSB Facilities	—	7,409	—	(584,847)
Investment in Voyageur Panel Limited	—	890	—	(296,300)
Acquisition of cash of Voyageur Panel Limited	—	—	—	51,142

Cash used in investing activities	(33,175)	(5,379)	(113,130)	(856,068)

Effect of foreign exchange rate changes on cash and cash equivalents	1,382	—	(28)	—

NET CASH INFLOW (OUTFLOW)	(1,126)	51,474	3,138	12,009
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	210,327	154,589	206,063	194,054

CASH AND CASH EQUIVALENTS,
END OF PERIOD	$209,201	$206,063	$209,201	$206,063

SUPPLEMENTAL INFORMATION
Taxes paid	$—	$5,421	$61,484	$16,443

Interest paid	$28,444	$102,806	$64,986	$138,351

     The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and twelve month periods ended December 31, 2005 and 2004
(Unaudited)
1.	BASIS OF PRESENTATION

These interim unaudited consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2005. The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the annual audited financial statements. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, Ainsworth Corp., Chatham Forest Products, Inc., and Ainsworth Engineered Canada Limited Partnership.

2.	ACQUISITION OF INTANGIBLE ASSETS

On September 2, 2005, the Company completed the acquisition of 100% of the voting shares of Chatham Forest Products, Inc. (“Chatham”) for a purchase price of $9.1 million (U.S. $7.8 million). Of the total amount U.S. $6.1 million was paid in cash at closing. The remainder of U.S. $1.7 million will be paid in equal installments on March 2, 2007 and at the earliest of “first board” commercial production and September 2, 2008.

The acquisition of Chatham, which has had no operations in the year, has been accounted for using the purchase method. The total acquisition costs have been allocated to specific identifiable intangible assets, consisting of an air emissions permit, an option to acquire property and access to tax incentives. These intangible assets have an indefinite life.

Intangible assets	$14,209

Total identifiable assets acquired	14,209

Future income taxes	$5,150

Total liabilities acquired	5,150

Purchase price	$9,059

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and twelve month periods ended December 31, 2005 and 2004
(Unaudited)
3.	TIMBER LICENCE DEPOSITS

The Company was awarded timber licences in the Prince George Timber Supply Area and the Quesnel Timber Supply Area, covering in aggregate approximately 1.4 million m3 of timber per year. Both licences are for a term of 15 years.

The Ministry of Forests recently approved and submitted both licences to the Company for acceptance of their terms. Until agreement is reached on the final terms of the licences, a $6.0 million non-interest bearing deposit will continue to be held in trust by the Ministry, of which $4.7 million is non-refundable. If an agreement is reached with the Ministry, further amounts may be payable by the Company.

As part of the applications for the timber licences, the Company is considering an opportunity to construct two timber processing facilities in these timber supply areas. No commitments to proceed with these facilities have been made.

4.	DIVIDENDS

On June 21, 2005 the Company paid a cash dividend of $1.00 (2004: $1.00) per common share to holders of record of common shares as of the close of business on June 7, 2005.

5.	SEGMENTED INFORMATION

The Company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.

Sales attributed to countries based on location of customer are as follows:

	Three Months ended December 31		Year ended December 31
	2005	2004	2005	2004

United States	$280,373	$226,753	$1,135,313	$763,909
Canada	14,544	17,949	81,602	106,876
Asia	4,435	5,867	20,943	29,448
Europe	2,712	2,395	10,373	9,689

Total	$302,064	$252,964	$1,248,231	$909,922

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and twelve month periods ended December 31, 2005 and 2004
(Unaudited)
6.	LONG TERM DEBT

The Company’s long-term debt is guaranteed by Ainsworth Engineered (USA), LLC, Ainsworth Engineered Corp., Ainsworth Corp. and Ainsworth Engineered Canada Limited Partnership. The details of the outstanding long term debt at December 31, 2005 are as follows:

	2005	2004
U.S.$275,000,000 (2004: U.S.$275,000,000) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum	$319,825	$330,550

U.S.$153,540,000 (2004: U.S.$175,000,000) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum	178,567	210,350

U.S.$210,000,000 (2004: U.S.$210,000,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	244,230	252,420

U.S.$110,000,000 (2004: U.S.$110,000,000) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum	127,930	132,220

U.S.$1,351,000 (2004: U.S.$2,351,000) Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.5% per annum	1,571	2,826

U.S.$Nil (2004: U.S.$2,000,000) Senior Unsecured Notes due July 15, 2007 with interest payable quarterly at 13.875% per annum	—	2,404

Capital lease obligations	—	274

	872,123	931,044
Unamortized deferred debt discount	(12,583)	(14,145)

	859,540	916,899
Current portion	—	(274)

	$859,540	$916,625

In May and June 2005, the Company repurchased U.S. $1.0 million of its 12.5% Senior Unsecured Notes, the remaining U.S. $2.0 million of its 13.875% Senior Unsecured Notes, and U.S. $21.5 million of its Senior Unsecured Floating Rate Notes, realizing a total loss on repurchase of $1.5 million.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and twelve month periods ended December 31, 2005 and 2004
(Unaudited)
6.	LONG TERM DEBT (Continued)

Subsequent to year end the company received the required consents from the holders of its US$210,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014, and of its US$110,000,000 aggregate principal amount of 6.750% Senior Notes due March 15, 2014 to amend the indentures governing the Notes. The amendments conforms the limitation on liens covenant in the Indentures relating to the Notes with the covenant in the indenture relating to the Company’s 7 1/4% Senior Notes due October 1, 2012 and Senior Floating Rate Notes due October 1, 2010.

7.	CREDIT FACILITIES AND RESTRICTED CASH

On December 14, 2005, the Company established a five-year $100.0 million revolving credit facility, bearing interest at the bank’s prime rate, subject to availability under the terms of the facility. Security is provided by interest in the Company’s accounts receivable and inventory. At December 31, 2005, the prime rate was 5.0% and this facility was unutilized.

As at December 31, 2005 the Company had outstanding letters of credit of $39.0 million (2004: $6.6 million) to support the Company’s ongoing business operations. Under the terms of the commercial letters of credit facility, $39.0 million (2004: $6.6 million) in cash is held in a separate account as collateral for the letters of credit outstanding. The total credit available to the Company under this agreement is $50.0 million.

The Company had an unutilized U.S. $2.5 million foreign exchange and future contract credit facility at December 31, 2005, secured by cash collateral.

8.	COMMITMENTS
(a)	On August 23, 2005, the Company entered into an agreement to purchase an aircraft for U.S. $10.2 million (approximately CDN $11.9 million), of which U.S. $3.0 million was paid in cash, with the remaining U.S. $7.2 million due at the delivery date of the aircraft, which is within sixty days of May 31, 2006.

(b)	As part of the Grande Prairie expansion project the Company has entered into agreements to purchase machinery, equipment, engineering and management support services totaling approximately $150.0 million. The terms of the contracts are varied and extend to 2007.

(c)	The Company has long-term purchase contracts with annual minimum volume commitments. All contracts are at market prices and on normal business terms.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three and twelve month periods ended December 31, 2005 and 2004
(Unaudited)
9.	CONTINGENCIES

On September 28, 2005, the Company filed a notice of claim against Potlatch Corporation (“Potlatch”) for the reimbursement of repair and related costs at the three Minnesota OSB mills purchased from Potlatch on September 22, 2004. The basis of the claim is that certain of the equipment and buildings were not in the condition and state of repair warranted by Potlatch at the time of purchase. The proceeds from the claim, if any, will be recorded when the terms of the settlement are certain.

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2005, cannot be predicted with certainty, the Company believes either an adequate provision has been made or the resolution will not have a material effect on the Company’s financial position, earnings or cash flows.

AINSWORTH LUMBER CO. LTD.
Other Information

	December 31, 2005	December 31, 2004
Selected Balance Sheet Items ($000’s)
Cash	$209,201	$206,063
Working capital	346,152	220,749
Total assets	1,513,002	1,432,655
Total debt	859,540	916,899
Shareholders’ equity	415,169	300,332

	Three months ended December 31		Year ended December 31
	2005	2004	2005	2004
Reconciliation of Net Income to EBITDA ($000’s)
Net Income	$19,942	$52,394	$153,154	$175,082
Add: Amortization of capital assets	25,947	24,173	103,907	54,645
Finance expense	16,949	16,945	71,287	150,155
Income tax expense	6,368	8,166	63,667	71,244
Foreign exchange loss (gain) on long-term debt	225	(46,149)	(28,313)	(73,815)

EBITDA {Note 1}	$69,431	$55,529	$363,702	$377,311

Product Sales ($000’s)
OSB	$273,484	$227,706	$1,138,304	$799,370
Plywood	24,452	21,730	95,096	95,911
Veneer	3,523	2,680	11,230	10,896
Chips	605	849	3,601	3,745

	$302,064	$252,965	$1,248,231	$909,922

Geographic Sales Distribution ($000’s)
Canada	$14,544	$17,949	$81,602	$106,876
USA	280,373	226,753	1,135,313	763,909
Europe	2,712	2,395	10,373	9,689
Asia	4,435	5,868	20,943	29,448

	$302,064	$252,965	$1,248,231	$909,922

Product Shipment Volumes
OSB (msf-3/8”)	782,219	778,423	3,229,316	2,037,134
Plywood (msf-3/8”)	37,301	32,209	145,246	141,754
Veneer (msf-3/8”)	12,215	11,355	46,791	45,385
Chips (BDUs)	13,172	10,044	51,989	39,907

Production Volumes
OSB (msf-3/8”)	795,952	780,365	3,212,507	2,031,011
Plywood (msf-3/8”)	36,021	34,475	142,968	143,726
Veneer (msf-3/8”){Note 2}	55,352	45,726	204,344	189,966
Chips (BDUs)	13,172	10,044	51,989	39,907

Note 1: EBITDA, a non-GAAP financial measure, is defined as operating earnings before amortization plus interest and other income (expense).

Note 2: Includes transfer volumes to Savona (for plywood production).

About Ainsworth
Ainsworth Lumber Co. Ltd. Is a leading Canadian forest products company, with a 50-year reputation for quality products and unsurpassed customer service. The company has operations in Canada and the United States. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, and a plywood plant at Savona. In Ontario, the company’s operations include an OSB plant at Barwick. In Minnesota, the company’s operations include OSB plants in Bemidji, Cook and Grand Rapids. The company’s facilities have a total annual capacity of 3.3 billion square feet (3/8” basis) of oriented strand board (OSB), 156 million square feet (3/8” basis) of specialty overlaid plywood, and 200 million square feet (3/8” basis) of veneer.
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: robert.allen@ainsworth.ca
Or
Bruce Rose
General Manager, Corporate Development
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: bruce.rose@ainsworth.ca
Common shares of Ainsworth Lumber Co. Ltd. are traded on the Toronto Stock Exchange under the symbol: ANS
Visit our web-site: www.ainsworth.ca